Exhibit 3.1

CERTIFICATE OF AMENDMENT
OF
ARTICLES OF INCORPORATION
OF
CAPITAL CORP OF THE WEST

Tom Van Groningen and Denise Butler hereby certify that:

1.  They are the duly elected and acting Chairman of the Board and Corporate Secretary, of CAPITAL CORP OF THE WEST, a California corporation (the “Company”).

2.  Article IV of the Articles of Incorporation of the Company, as amended, is further amended to read as follows:

The corporation is authorized to issue two classes of shares, designated respectively “Common Stock” and “Preferred Stock.” The number of shares of Common Stock which the corporation is authorized to issue is 54,000,000 and the number of shares of Preferred Stock which the corporation is authorized to issue is 10,000,000. Upon amendment of this Article to read as herein set forth, each outstanding share of Common Stock is split up and converted into 1.8 shares of Common Stock.

3.  The foregoing amendment of the Articles of Incorporation has been duly approved by the Board of Directors without shareholder approval.

4.  The foregoing amendment of the Articles of Incorporation effects a stock split of Common Stock and an increase in the authorized number of shares of Common Stock in proportion to the stock split. No shares of Preferred Stock are outstanding. Accordingly, under §902(c) of the California Corporations Code, no approval of the shareholders is required.

5.  The foregoing amendment shall become effective at 5:00 p.m., Pacific Time, on April 8, 2005.

We further declare under penalty of perjury under the laws of the State of California that the matters set forth in this certificate are true and correct of our own knowledge.

Dated: March 29, 2005
/s/Tom Van Groningen
Tom Van Groningen
Chairman of the Board of Directors

/s/Denise Butler
Denise Butler
Corporate Secretary